SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HEARST-ARGYLE TELEVISION, INC.

(Name of Subject Company)

HEARST-ARGYLE TELEVISION, INC.

(Name of Person(s) Filing Statement)

Series A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

422317 10 7

(CUSIP Number of Class of Securities)

Jonathan C. Mintzer

Vice President, General Counsel and Secretary

Hearst-Argyle Television, Inc.

300 West 57th Street

New York, New York 10019

(212) 887-6800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Charles I. Cogut, Esq.

Sean D. Rodgers, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.                Subject Company Information.

The name of the subject company is Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle” or the “Company”). The principal executive offices of the Company are located at 300 West 57th Street, New York, New York 10019. The telephone number of the Company’s principal executive office is (212) 887-6800.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s Series A Common Stock, par value $0.01 per share (the “Series A Shares”). As of September 14, 2007, there were 52,492,680 Series A Shares outstanding and 41,298,648 shares of Series B Common Stock, par value $0.01 per share, of the Company (the “Series B Shares”) outstanding. Each Series B Share is immediately convertible into one Series A Share at the holder’s election. In addition, as of September 14, 2007, there were 2,680,413 7.5% Series B Convertible Preferred Securities issued by Hearst-Argyle Capital Trust, a wholly-owned subsidiary of the Company (the “Series B Convertible Preferred Shares”) outstanding. The outstanding Series B Convertible Preferred Shares are effectively convertible into 5,127,881 Series A Shares (80,413 of these Series B Convertible Preferred Shares are held by the Company and are not taken into account for the purposes of computing the conversion into Series A Shares).

As of September 14, 2007, The Hearst Corporation, a Delaware corporation, indirectly owned through Hearst Broadcasting, Inc., a Delaware corporation, 27,501,980 Series A Shares, all 41,298,648 Series B Shares and 500,000 Series B Convertible Preferred Shares. The 500,000 Series B Convertible Preferred Shares owned by The Hearst Corporation are effectively convertible into 986,131 Series A Shares at the holder’s election.

Unless otherwise specified, references in this Statement to “Hearst” are to The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting, Inc., as applicable.

ITEM 2.                Identity and Background of Filing Person.

The Company is the person filing this Statement and is the subject company. Its business address and telephone number are set forth above under Item 1.

This Statement relates to the tender offer by Hearst Broadcasting, Inc. (“Hearst Broadcasting” or the “Offeror”), an indirect, wholly-owned subsidiary of The Hearst Corporation, to purchase all outstanding Series A Shares (the “Offer”) not owned by Hearst Broadcasting. The Offer is disclosed in a Tender Offer Statement on Schedule TO filed by The Hearst Family Trust, a testamentary trust that owns The Hearst Corporation; The Hearst Corporation; Hearst Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of The Hearst Corporation; and Hearst Broadcasting, a wholly-owned subsidiary of Hearst Holdings, Inc., with the Securities and Exchange Commission (the “SEC”) on September 14, 2007, as amended by Amendment No. 1 filed on September 20, 2007 and Amendment No. 2 filed on September 25, 2007 (the “Schedule TO”).

Hearst Broadcasting has stated that it will not be required to accept for payment any tendered shares unless at the expiration date of the Offer there is validly tendered and not withdrawn a number of Series A Shares which constitute at least a majority of the outstanding Series A Shares, as of the date such shares are accepted for payment pursuant to the Offer, excluding Series A Shares that are owned by Hearst, the executive officers and directors of Hearst and the Trustees of The Hearst Family Trust, Hearst-Argyle’s executive officers and Hearst-Argyle’s directors that are elected by Hearst as the holders of the Series B Shares (the “Minimum Tender Condition”). The terms of the Offer provide that the Minimum Tender Condition is not waivable by Hearst. The Offer is on the terms and subject to a number of other conditions set forth in an offer to purchase dated September 14, 2007 (the “Offer to Purchase”) contained in the Schedule TO and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO and mailed to the holders of Series A Shares (the “Transmittal Documents”).

Hearst has stated that if the tender offer is completed and Hearst holds at least 90% of the issued and outstanding Series A Shares, Hearst will effect a merger (the “Merger”) between Hearst-Argyle and a wholly-owned subsidiary of Hearst pursuant to the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the same price per share paid in the Offer. If necessary to reach 90% ownership, Hearst has stated that it will convert its Series B Shares and its Series B Convertible Preferred Shares into Series A Shares.

The principal executive offices of Hearst are located at 300 West 57th Street, New York, New York 10019.

With respect to all information described herein as contained in the Offer to Purchase and the Transmittal Documents, including information concerning The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, or their respective affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.                Past Contacts, Transactions, Negotiations and Agreements.

Except as discussed in this Statement (including the annexes and exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror, or its executive officers, directors or affiliates.

Interests of Certain Persons in the Offer and Merger

In considering the position of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Hearst and its affiliates, and certain officers and directors of Hearst-Argyle and its affiliates, have interests in the Offer which are described in this Statement and the annexes and exhibits hereto and which may present such persons with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled “Past Contacts, Transactions, Negotiations and Agreements” contains information regarding the interests of the Company’s directors and executive officers in the Offer, including the fact that seven out of eleven members of the Board of Directors of the Company are directors or officers of The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting and Trustees of The Hearst Family Trust.

Certain Arrangements between Hearst-Argyle and its Executive Officers, Directors and Affiliates

Certain contracts, agreements, arrangements and understandings between Hearst-Argyle and its executive officers, directors and affiliates are described in the Company’s Proxy Statement for its 2007 Annual Meeting (the “2007 Proxy Statement”) under the headings “Proposal 1 Election of Directors Proposal,” “Proposal 2 Incentive Plan Proposal,” “Board of Directors—General Information,” “Executive Officers of the Company,” “Executive Compensation,” “Certain Relationships and Related Transactions” and “Principal Stockholders” and in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “June 2007 10-Q”) under “Note 10. Related Party Transactions.” These sections from the 2007 Proxy Statement and the June 2007 10-Q are filed as exhibits to this Statement and are incorporated by reference herein.

In addition, executive officers of the Company are eligible to participate in a non-compensatory employee stock purchase plan (the “ESPP”) in accordance with Internal Revenue Code Section 423, which was implemented in April 1999. The ESPP allows employees to purchase Series A Shares at 85% of market price, through after-tax payroll deductions. The Company reserved and made available for issuance and purchases under the ESPP 5,000,000 Series A Shares. Employees purchased 107,702 shares in the year ended December 31, 2006. Two of the Company’s executive officers participate in the ESPP.

At the May 3, 2007 Annual Meeting, the stockholders of the Company approved the 2007 Long Term Incentive Compensation Plan, which replaced the 2004 Long Term Incentive Compensation Plan with respect to new equity awards. The material terms of the 2007 Long Term Incentive Compensation Plan are summarized in “Proposal 2 Incentive Plan Proposal” in the 2007 Proxy Statement. As previously disclosed in the June 2007 10-Q, Mr. Michael E. Pulitzer retired from the Board of Directors of the Company as of May 3, 2007. In addition, due to a reorganization of senior management and their responsibilities, the Company determined that, as of January 1, 2007, Mr. Philip M. Stolz is no longer deemed to be an “executive officer” of the Company under the rules and regulations of the SEC.

All information incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Executive Compensation, Employment Matters and Employment Agreements; Ownership of Series A Shares by Directors and Executive Officers of Hearst-Argyle

Information concerning executive compensation and employment matters for the fiscal year ended December 31, 2006 is set forth in the 2007 Proxy Statement under the heading “Executive Compensation” and is filed as an exhibit to this Statement and incorporated by reference herein.

Annex A contains certain information regarding the ownership of Series A Shares by the executive officers and directors of the Company.

Incentive Plans

As of September 14, 2007, the Company’s directors and executive officers held vested and exercisable options to purchase 1,345,500 Series A Shares, with an aggregate weighted average exercise price of $22.24 per share. Pursuant to the terms of the plans previously approved by the Company’s stockholders, upon a change of control of the Company, which would include consummation of the Offer and Merger, (i) 780,500 unvested options to purchase Series A Shares held by directors and executive officers, with a weighted average exercise price of $24.84 per share, will vest and become exercisable and (ii) the restrictions on 47,750 restricted shares held by directors and executive officers will lapse and an equivalent number of Series A Shares will be distributed to such persons.

Employment Agreements with Executive Officers

Consummation of the Offer would not constitute a “Change in Control” under the employment agreements with David J. Barrett, Harry T. Hawks and Terry Mackin, the provisions of which are described in the 2007 Proxy Statement under “Executive Compensation—NEO Employment Agreements.”

Cash Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Series A Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of September 14, 2007, the Company’s directors and executive officers owned in the aggregate 669,079 Series A Shares (excluding options to purchase Series A Shares and restricted shares). If the directors and executive officers were to tender all such Series A Shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by the

Offeror, the directors and executive officers would receive an aggregate of approximately $15,723,356.50 in cash.

Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL enables a corporation to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend or the approval of a stock repurchase which is deemed unlawful or where an improper personal benefit is obtained.

The certificate of incorporation and bylaws of the Company provide that, to the fullest extent permitted by the DGCL, as it may be amended from time to time, the Company will indemnify any and all of its directors and officers, or former directors and officers, or any person who may have served at the Company’s request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust, or other entity or enterprise.

In addition, the bylaws of the Company provide that to the fullest extent permitted by the DGCL, the Company shall pay in advance all expenses (including attorneys’ fees) incurred by any director or officer, or former director or officer, or any person who is serving or has served at the Company’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, in defending any civil, criminal, administrative or investigative action, suit or proceeding. The bylaws further provide that such person shall repay such amount to the Company if it shall ultimately be determined that they are not entitled to be indemnified by the Company as specified above.

Special Committee

Due to Hearst’s majority interest in the Company’s Series A Shares, the Company’s Board of Directors recognized the potential for a conflict of interest between the Company and Hearst, and on August 27, 2007 appointed a special committee of directors who are unaffiliated with Hearst, consisting of David Pulver and Caroline L. Williams (the “Special Committee”) to review, evaluate, and make recommendations to the stockholders of the Company (other than Hearst) and the Board of Directors of the Company with respect to the Offer. The Board of Directors also authorized the Special Committee to retain, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.

As compensation for services rendered in connection with serving on the Special Committee, the members will each be paid a fee of $150,000 and will also be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties. In addition, the members of the Special Committee shall be entitled to the indemnification provisions of the Company’s certificate of incorporation and bylaws to the same extent as any member of the Board of Directors of the Company acting as a director, and shall otherwise be fully indemnified by the Company to the extent permitted by law.

In addition, as directors of the Company, the members of the Special Committee currently receive directors fees and other benefits, as disclosed in the 2007 Proxy Statement under the heading “Executive Compensation.” It is possible that some or all of the existing directors of the Company, including the directors serving on the Special Committee, will cease service as directors if the Company were to engage in a “going private” transaction and become a wholly-owned subsidiary of Hearst.

Certain Arrangements between Hearst-Argyle and Hearst and its Affiliates

Except as set forth in the Offer to Purchase or elsewhere in this Statement, and to the best of the Company’s knowledge, as of the date of the Offer to Purchase, neither the Offeror nor any of the Offeror’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to the securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. Certain contracts, agreements, arrangements and understandings between Hearst-Argyle and the Offeror or the Offeror’s executive officers, directors or affiliates are described in the 2007 Proxy Statement under “Certain Relationships and Related Transactions” and in the June 2007 10-Q under “Note 10. Related Party Transactions,” which sections are filed as exhibits to this Statement and incorporated by reference herein.

In addition, Mr. David J. Barrett, an executive officer and director of the Company, is also a director of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, an executive officer of Hearst Broadcasting and a Trustee of The Hearst Family Trust. Mr. Victor F. Ganzi, a director of the Company, is also a director and executive officer of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting and a Trustee of The Hearst Family Trust. Messrs. William R. Hearst, III, Frank A. Bennack, Jr., John G. Conomikes, George R. Hearst, Jr. and Gilbert C. Maurer, directors of the Company, are all directors of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting and Trustees of The Hearst Family Trust. In addition, Messrs. Bennack, Conomikes and Maurer are former executive officers of The Hearst Corporation and provide consulting services to The Hearst Corporation and Mr. George R. Hearst, Jr. is a full-time employee of The Hearst Corporation. Schedules A and B of the Offer to Purchase contain additional information regarding the relationship of certain officers and directors of Hearst with the Company, which information is incorporated by reference herein.

Hearst’s Percentage Holdings of Hearst-Argyle

According to the Offer to Purchase, Hearst owns approximately 27,501,980 Series A Shares, all 41,298,648 Series B Shares outstanding and 500,000 Series B Convertible Preferred Shares. If it were to convert its Series B Shares and Series B Convertible Preferred Shares into Series A Shares, it would own 69,786,759 Series A Shares, or approximately 74% of all outstanding Series A Shares. Each Series B Share is immediately convertible into one Series A Share at the holder’s election. The 500,000 Series B Convertible Preferred Shares owned by Hearst are effectively convertible into 986,131 Series A Shares at the holder’s election. As disclosed in the Offer to Purchase, as a result of Hearst’s 100% ownership of the Series B Shares, Hearst has the power to elect a majority of the directors of Hearst-Argyle’s Board of Directors.

Additional information regarding Hearst’s share ownership is described in the 2007 Proxy Statement under the heading “Principal Stockholders” and is filed as an exhibit to this Statement and incorporated by reference herein. In addition, Item 6 of the Offer to Purchase, “Transactions and Arrangements Concerning the Shares” and Schedule B to the Offer to Purchase, under the section “Security Ownership of Hearst-Argyle by Hearst and Certain Related Persons,” contain further information regarding Hearst’s share ownership.

Hearst’s Plans for Hearst-Argyle

The Offer to Purchase contains information, as of the date thereof, regarding the current plans or proposals or negotiations of Hearst which relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s present dividend rate or policy, or (iv) any other material change in the Company’s business.

In particular, Hearst has stated in the Offer to Purchase that, in connection with the Offer and the Merger, Hearst currently expects to retain the Series A Shares acquired by it, to operate Hearst-Argyle as a going concern under Hearst’s control and to review Hearst-Argyle’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Merger to best organize and integrate the activities of Hearst-Argyle and Hearst (and its affiliates). Hearst expressly reserved the right to make any changes to the Offer and its future plans that it deems necessary or appropriate in light of its review or future developments.

Hearst has also stated in the Offer to Purchase that, if the Offer is not completed, it will re-evaluate its options with respect to the Series A Shares owned by it and may consider:

•       engaging in open market or privately negotiated purchases of Series A Shares and/or converting some or all Series B Shares or Series B Convertible Preferred Shares held by Hearst in order to increase Hearst’s and its subsidiaries’ aggregate ownership of Series A Shares to at least 90% of the then outstanding Series A Shares and then effecting a short-form merger;

•       proposing that Hearst and Hearst-Argyle enter into a merger agreement, which would require the approval of Hearst-Argyle’s Board of Directors and the vote of the Series A Shares in favor of the merger agreement; or

•       keeping outstanding the public minority interest in Hearst-Argyle, in which case the public stockholders of Hearst-Argyle would, absent a sale by them in the public markets, retain their Series A Shares and would realize the benefit of any improvement in Hearst-Argyle’s business or profitability but would bear the risk that the trading price per share could decline to a price that is less than the Offer price, or that the Series A Shares become less readily marketable.

ITEM 4.                The Solicitation or Recommendation.

Position of the Special Committee

At a meeting held on September 26, 2007, the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the stockholders of the Company, other than Hearst and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s stockholders reject the Offer and not tender their Series A Shares pursuant to the Offer. The Special Committee made this determination after carefully considering the Offer, the prospects and value of the Company, and other relevant facts and information, and after discussing such factors with the Special Committee’s financial, legal and other advisors and the Company’s management, as applicable.

Background of the Offer

Hearst-Argyle was formed in August 1997 when, pursuant to a merger agreement, Hearst combined its television broadcast group and related broadcast operations with those of Argyle Television, Inc. Pursuant to the combination, Hearst owned a majority of the Series A Shares and all of the Series B Shares.

In April 2006, Hearst-Argyle management prepared materials relating to a possible buyout of the public interest in Hearst-Argyle at Hearst’s request. The materials included a chart showing pricing at various premiums to the then-current market price, $23.29 per share, and highlighted certain prices as a “possible range of prices for consideration.” The highlighted range included prices from $26.16 to $30.29, representing a premium of 12% to 30%, respectively, to the then-current market price. Hearst reviewed the materials prepared by Hearst-Argyle management and discussed certain issues related to a possible buyout with members of Hearst-Argyle’s management, such as whether any of Hearst-Argyle’s indebtedness would be accelerated and whether Hearst-Argyle would continue to be a public reporting company as a result of its outstanding public debt securities. Similar issues were also discussed at a meeting in September 2006 at which certain representatives of Hearst-Argyle management and Hearst were present. Hearst-Argyle and Hearst did not engage in discussions regarding the price of a possible transaction during either of these meetings.

On Friday, August 24, 2007, Victor F. Ganzi, Chief Executive Officer of Hearst, advised David J. Barrett, Chief Executive Officer of Hearst-Argyle, that Hearst had determined to acquire all of the Series A Shares by means of a cash tender offer. Shortly thereafter, Hearst delivered the following letter to the Board of Directors of Hearst-Argyle:

August 24, 2007

Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019

Ladies and Gentlemen:

We are pleased to offer to acquire all of the outstanding shares of Hearst-Argyle Television, Inc. Series A Common Stock that are not currently owned by us at a purchase price of $23.50 per share in cash.

We believe that our offer is fair to the public stockholders of Hearst-Argyle. This offer represents a premium of approximately 15% over the closing price of the shares of Series A Common Stock on August 23, 2007 as well as the average closing price for the last four weeks. Recent events in the capital markets have placed a meaningful premium on liquidity, and we believe this offer is fair to Hearst-Argyle’s public stockholders because, among other things, it provides immediate liquidity at an attractive premium to market.

The competitive demands of the TV broadcasting industry and changes in the broader media industry, when balanced against the pressures on a public company to deliver short-term results, have convinced us that private ownership of Hearst-Argyle is desirable and will assist Hearst-Argyle in attaining its strategic and business objectives. At the time Hearst invested in Hearst-Argyle, we believed the availability of a public currency would enable Hearst-Argyle to grow through acquisitions, and the transaction where Hearst-Argyle acquired the Pulitzer stations would not have been possible without a public currency. The landscape has changed since that time, and we now believe that Hearst-Argyle should be privately owned.

We intend to structure the transaction as a cash tender offer made directly to the holders of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors to consider our offer and make a recommendation to Hearst-Argyle’s stockholders regarding the offer. Our directors and executive officers who sit on your board will support the creation of a special committee. We expect the special committee will retain its own legal and financial advisors to help it consider its position with respect to this offer. We intend to file the offering materials with the Securities and Exchange Commission and commence the tender offer in early September. This should give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer the public stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

Our proposal is not conditioned upon the special committee recommending or approving the offer.

The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us and certain persons related to us. Unless waived, the offer also will be conditioned upon, among other things, our owning at least 90% of the outstanding Hearst-Argyle shares as a result of the offer or otherwise. In addition, assuming the offer is completed and we own at least 90% of the then outstanding shares, we will promptly complete a “short-form” merger to acquire any remaining shares at the same price per share paid in the offer. If necessary to achieve 90% ownership, we will convert our existing holdings of Hearst-Argyle securities. There will be no financing contingency associated with the tender offer.

Please be aware that we are only interested in acquiring the shares of Hearst-Argyle that we do not already own and are not interested in selling any of our interests in Hearst-Argyle.

A copy of the press release announcing the tender offer is attached for your information. We expect to make this release public later today. Please call me if you have any questions concerning our offer.

All good wishes,

Sincerely yours,

Victor F. Ganzi

That same day, August 24, 2007, Hearst issued a press release announcing its intention to make the tender offer as described above. On August 27, 2007, the Company’s Board of Directors held a meeting to appoint a special committee of the Board of Directors and later that day, the Company issued a press release announcing the appointment of the Special Committee consisting of David Pulver and Caroline L. Williams.

The members of the Special Committee held a meeting on August 28, 2007, during which they discussed various matters, including the hiring of advisors. Upon due consideration, the Special Committee retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to advise as to legal matters. The Special Committee also authorized the hiring of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as financial advisor. Over the next two days, the Special Committee finalized its engagement letter with Morgan Stanley, and on August 30, 2007, the Company issued a press release announcing the appointment of Simpson Thacher and Morgan Stanley as advisors to the Special Committee.

After being retained, Morgan Stanley commenced its financial review of the Company. On Friday, August 31, 2007, Morgan Stanley requested non-public information from Hearst-Argyle concerning the business of Hearst-Argyle and certain related persons. From August 31, 2007 to September 26, 2007, Morgan Stanley had several meetings and calls with management of Hearst-Argyle.

On September 7, 2007, representatives of Lazard Frères & Co. LLC (“Lazard”) and Morgan Stanley met to discuss the potential offer.

On September 14, 2007, Hearst commenced the Offer.

On September 18, 2007, the Special Committee and representatives of Simpson Thacher and Morgan Stanley participated in an update call to discuss certain developments in respect of the Offer. During this call, Morgan Stanley updated the Special Committee on the status and progress of its financial review and Simpson Thacher and Morgan Stanley reviewed the terms of the Offer with the Special Committee.

On September 24, 2007, the Special Committee met in person with representatives of Simpson Thacher and Morgan Stanley to continue to discuss and evaluate the Offer, stockholder responses and certain other matters. During this meeting, Morgan Stanley presented its preliminary views and analysis of the Offer. During the afternoon of September 24, 2007 following the meeting with the Special Committee, representatives of Morgan Stanley met with Lazard to discuss Morgan Stanley’s preliminary views and analysis of the Offer. Later in the day, the Special Committee and representatives of Simpson Thacher and Morgan Stanley participated in an update call where they further discussed the Offer and also discussed Lazard’s response to Morgan Stanley’s preliminary views and analysis of the Offer.

On September 26, 2007, the Special Committee and representatives of Morgan Stanley and Simpson Thacher met telephonically to review the position of the Special Committee. At this meeting, Morgan Stanley delivered its opinion, which was subsequently confirmed in writing (a copy of which is attached hereto as Annex B), to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the Offer was inadequate, from a financial point of view, to the stockholders of the Company, other than Hearst and certain parties related to Hearst. At the conclusion of the meeting, after confirming the various reasons for the position discussed below, the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the stockholders of the Company, other than Hearst and its affiliates, and unanimously recommended that the Company’s stockholders reject the Offer and not tender their Series A Shares pursuant to the Offer.

Reasons for the Position

In reaching the determination and in making the recommendation described above, the Special Committee considered and discussed with the Special Committee’s financial, legal and other advisors and the Company’s management, as applicable, various factors, including the following material factors:

Undervaluation of the Series A Shares.   The Special Committee believes that the Offer undervalues the Series A Shares and does not adequately reflect the prospects and value of the Company. The Special Committee considered the following material factors, which support the Special Committee’s view that the Offer price is inadequate:

•       The Offer price represents only an approximately 15% implied premium to the closing price of the Series A Shares on August 23, 2007, the last day prior to public announcement of the Offer.

•       The timing of the Offer takes advantage of a recent period of uncertain market conditions and a negative outlook for the broadcast and television industry specifically—circumstances which the Special Committee believes have improved since the announcement of the Offer.

•       At the time of the announcement of the Offer, the Series A Shares were trading at historically low prices, with 67% of the Series A Shares trading above the $23.50 Offer price in the twelve months prior to the Offer.

•       Since the announcement of the Offer on August 24, 2007, the Series A Shares have consistently traded at prices above the Offer price, which the Special Committee believes is a strong indicator of the market’s belief that the Offer undervalues the Series A Shares. In particular, between the date of such announcement and September 20, 2007, to the knowledge of the Company, approximately 6.82 million Series A Shares have traded on the New York Stock Exchange with a range of closing prices from $25.22 to $26.15, with a volume weighted average trading price of $25.44. Based on the closing price of the Series A Shares on September 20, 2007 of $25.60, the Offer price represents a discount of approximately (8.2%) to the market price of the Series A Shares as of such date.

•       The Company has potential to achieve results in 2008 that are better than initially projected in the 5-year plan prepared by management of the Company, due to potential upside, including that from retransmission revenues and political advertising.

•       The Offer price fails to take into account significant synergies that could be realized as a result of potential cost savings from the elimination of certain public company and other expenses.

Financial and Business Information.   The Special Committee took into account the historical and current financial condition, results of operations, business and future prospects of the Company, the risks involved in achieving those prospects, and the conditions of the general economy and the industries in which the Company operates.

Opinion of Morgan Stanley.   The Special Committee considered its discussions with, and the opinion of, Morgan Stanley, dated September 26, 2007, to the effect that, as of such date and based upon and subject to the assumptions made, the matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the Offer was inadequate, from a financial point of view, to the stockholders of the Company, other than Hearst and certain parties related to Hearst. The full text of this opinion is included herein as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are urged to read the entirety of this opinion carefully. Morgan Stanley’s opinion is directed to the Special Committee and addresses only the inadequacy from a financial point of view of the Offer price to be received by stockholders of the Company (other than Hearst and certain parties related to Hearst) pursuant to the Offer, as of the date of the opinion. Such opinion does not address any other aspects of the Offer and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in the Offer.

Communications from Company Stockholders.   The Special Committee considered communications received by the Special Committee and its advisors from the Company’s stockholders. The stockholders that have made these communications have uniformly indicated that the Offer price undervalues the Series A Shares.

Lack of Strategic Alternatives.   The Special Committee took into account that Hearst currently beneficially owns approximately 74% of outstanding Series A Shares (assuming conversion of Series B Shares and Series B Convertible Preferred Shares owned by Hearst) and that Hearst has publicly stated that it is not interested in selling its shares of the Company.

Conditions of the Offer.   The Special Committee considered the various conditions to the Offer that provide Hearst with broad latitude to withdraw the Offer for a variety of reasons. In addition, the Special Committee noted that Hearst did not condition its Offer on Hearst obtaining ownership of at least 90% of outstanding Series A Shares and that Hearst did not unconditionally commit to effect a short-form merger if it obtains ownership of at least 90% of outstanding Series A Shares (subject only to legal impediment) or to provide a subsequent offering period. The Special Committee also noted Hearst’s intention to reduce the Offer price by, or require stockholders to hold for the account of Hearst or exercise for its benefit, as applicable, the amount of any dividends or distributions declared or paid prior to consummation of the Offer.

The Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Special Committee.

The financial objectives, budget information, 5-year plan, projections, views and certain other financial information disclosed or referred to by the Company in this Statement (or any amendment hereto) or by Hearst in its Schedule TO (or any amendment thereto) (other than any financial results that have been disclosed in a report required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were prepared by the Company or Hearst, as the case may be, for their respective internal use and not with a view to publication. None of such information was prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company’s filings with the SEC under the Exchange Act, and elsewhere in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of such information in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of the Company or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the company compared to the information contained in the information set forth above, and none of them intends to provide any update or revision thereof.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, except as set forth below, each of the Company’s executive officers, directors, affiliates and subsidiaries is currently undecided as to whether such person will or will not tender pursuant to the Offer any Series A Shares held of record or beneficially owned by such person, as of the date hereof, other than (i) Messrs. David Pulver and Bob Marbut and Ms. Caroline L. Williams, who currently do not intend to tender pursuant to the Offer any Series A Shares owned by them, as of the date hereof and (ii) Messrs. Frank A. Bennack, Jr., John G. Conomikes, Victor F. Ganzi, George R. Hearst, Jr., William R. Hearst, III and Gilbert C. Maurer, who currently intend to tender pursuant to the Offer the Series A Shares owned by them, as of the date hereof.

ITEM 5.                Persons/Assets, Retained, Employed, Compensated or Used.

Morgan Stanley is acting as the Special Committee’s financial advisor in connection with the Offer. Pursuant to the terms of its engagement, the Company has agreed to pay Morgan Stanley the following fees:

•       a $2,500,000 advisory fee which was paid by the Company upon Morgan Stanley’s engagement as financial advisor;

•       a $1,500,000 announcement fee payable by the Company upon announcement of a transaction recommended by the Special Committee in which Hearst seeks to acquire substantially all of the Series A Shares it does not beneficially own (a “Transaction”); and

•       a $2,000,000 transaction fee to be paid by the Company upon closing of a Transaction.

In addition, the Company will pay to Morgan Stanley an additional monthly fee of $500,000 for each month that Morgan Stanley is actively and diligently involved in reviewing a Transaction if (i) a Transaction process continues for greater than ninety days from August 30, 2007 or (ii) a Transaction is suspended and re-starts at any time within the eighteen-month period beginning August 30, 2007. Any monthly fees will be credited against the subsequent announcement fee and transaction fee milestone payments described above.

The Company has agreed to reimburse Morgan Stanley for their reasonable and customary expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent. The Company has also agreed to indemnify Morgan Stanley against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising in connection with its engagement.

In the ordinary course of its business, Morgan Stanley and its respective affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Hearst or any other company that may be involved in the Offer. Prior to its engagement, Morgan Stanley had not provided any advisory services to the Company or any of its respective affiliates in connection with any strategic transaction and had not managed any financing transactions for the Company.

Certain officers and employees of the Company may render services in connection with the Offer but they will not receive any additional compensation for such services.

Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, the Company’s stockholders should not rely on any other information.

ITEM 6.                Interests in Securities of the Subject Company.

Except as set forth in Annex C or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Series A Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.                Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of Series A Shares by Hearst, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8.                Additional Information.

Merger

Under Section 253 of the DGCL, if Hearst acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Series A Shares, Hearst will be able to effect the Merger after completion of the Offer, without prior notice to, or any action by, the Board of Directors or stockholders of the Company.

Under Section 251 of the DGCL, if following the purchase of Series A Shares pursuant to the Offer, Hearst does not own at least 90% of the Series A Shares, pursuant to the Offer or otherwise, approval of the Board of Directors of the Company and a majority of the stockholders of the Company entitled to vote thereon would be required to approve a merger of the Company with Hearst or a subsidiary thereof. Hearst presently has a sufficient number of votes to effect the stockholder approval of such a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of stockholders or by written consent. However, in that event, Hearst would have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Hearst would be required to prepare and deliver a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

Appraisal Rights

No appraisal rights are available in connection with the Offer. According to the Offer to Purchase, however, if the Merger is consummated, each holder of Series A Shares who has not tendered their Series A Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly demands an appraisal of their Series A Shares under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of their Series A Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid from the date of the Merger, as determined in accordance with the DGCL. The value so determined could be more than, less than or the same as the value paid in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL. If a stockholder fails to take any action required by Delaware law, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Purchase under the heading “Merger and Appraisal Rights; ‘Going Private’ Rules.”

Certain Legal and Regulatory Matters

Except as set forth in this Statement and the annexes and exhibits to this Statement, Hearst-Argyle is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Hearst’s acquisition or ownership of the Series A Shares pursuant to the Offer. Hearst has indicated that, should any such approval or other action be required, it contemplates (as of the date of the Offer to Purchase) that such approval or actions would be sought to be taken.

State Takeover Laws

A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, Hearst does not believe that any state takeover laws purport to apply to the Offer or the Merger, and Hearst has not, as of the date of the Offer to Purchase, attempted to comply with state takeover statutes in connection with the Offer. According to the Offer to Purchase, Hearst is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer or the Merger, and if an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Hearst might be required to file certain information with, or receive approvals from, the relevant state authorities, and, according to the Offer to Purchase, Hearst might be unable to accept for purchase, or pay for, Series A Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, according to the Offer to Purchase, Hearst may not be obligated to accept for payment or pay for any Series A Shares tendered pursuant to the Offer.

Stockholder Litigation

On August 24, 2007, Hearst announced its intention to commence the proposed tender offer. Thereafter, a number of purported shareholder class actions were filed against the Company, Hearst and members of the Company’s Board of Directors, concerning the proposed tender offer. The Company is aware of the following nine class action lawsuits:

•       Nira Blizinsky v. Hearst-Argyle Television, Inc., et al., No. 07-602895 (In the Supreme Court of the State of New York, County of New York)

•       Alan Kahn v. Hearst-Argyle Television, Inc., et al., No. 07-602881 (In the Supreme Court of the State of New York, County of New York)

•       Advantage Investors v. Hearst-Argyle Television, Inc., et al., No. 07-602904 (In the Supreme Court of the State of New York, County of New York)

•       Paul Schwartz v. Hearst-Argyle Television, Inc., et al., No. 07-111830 (In the Supreme Court of the State of New York, County of New York)

•       Adele Brody v. Hearst-Argyle Television, Inc., et al., No. 3205 (In the Court of Chancery of the State of Delaware in and for New Castle County)

•       Sheet Metal Workers Pension Plan of Northern California v. Hearst-Argyle Television, Inc., et al., No. 3211 (In the Court of Chancery of the State of Delaware in and for New Castle County)

•       Karen Chana Kupfer v. Hearst-Argyle Television, Inc., et. al., No. 3217 (In the Court of Chancery of the State of Delaware in and for New Castle County)

•       Stationary Engineers Local 39 Pension Plan v. Hearst-Argyle Television, Inc., et al., No. 3214 (In the Court of Chancery of the State of Delaware in and for New Castle County)

•       Monroe County Retirement Board v. Hearst-Argyle Television, Inc., et al., No. 3233 (In the Court of Chancery of the State of Delaware in and for New Castle County)

The complaints, purportedly on behalf of all public shareholders of the Company other than the defendants, in substance allege that the Offer is coercive and the Offer price is inadequate and unfair to the Company’s shareholders, that the Tender Offer Statement is materially misleading, and that the defendants breached fiduciary duties owed to the Company’s shareholders in connection with the Offer. The complaints all seek to enjoin the Offer. By stipulation and order dated September 7, 2007, the four New York Supreme Court actions were consolidated under the caption In re Hearst-Argyle Television, Inc. Shareholder Litigation and the law firms of Gardy & Notis, LLP and Wolf Haldenstein Adler Freeman & Herz LLP were designated as Lead Counsel for plaintiffs. The New York plaintiffs filed a consolidated amended complaint on September 20, 2007. The Company will have 60 days from the service of the plaintiffs’ consolidated amended complaint to answer, move or otherwise respond in the New York consolidated action. Plaintiffs in three of the Delaware lawsuits filed a consolidated amended complaint on September 19, 2007. On September 20, 2007, the Delaware plaintiffs moved to consolidate the Delaware lawsuits, for a preliminary injunction and for expedited proceedings. The Company consented to consolidation of the Delaware actions but has not otherwise responded to the Delaware complaints. On September 24, 2007, the Delaware court entered an order consolidating the five lawsuits filed in Delaware under the caption In re Hearst-Argyle Television, Inc. Shareholders Litigation and appointing the law firms of Saxena White P.A., Wolf Popper LLP and Schiffrin Barroway Topaz & Kessler as co-chairs of the plaintiffs’ executive committee.

The Company has engaged counsel to represent members of the Special Committee with respect to these claims. The Company has also engaged separate counsel for the Company and the other members of the Company’s Board of Directors with respect to the claims. The Company intends to vigorously defend against the lawsuits.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.                Exhibits.

The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.
	By:	/s/ DAVID J. BARRETT
Name: David J. Barrett
Title: President and Chief Executive Officer
Dated: September 27, 2007

INDEX TO EXHIBITS

(a)(1)	Letter dated September 27, 2007 to holders of Series A Common Stock of Hearst-Argyle Television, Inc.*
(a)(2)

Press release dated August 27, 2007 titled Hearst-Argyle Television Responds to Announcement by Hearst Corporation (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed August 27, 2007).

(a)(3)

Press release dated August 30, 2007 titled Special Committee of Hearst-Argyle Television Board Appoints Advisors to Assist in Review of Hearst Corporation Tender Offer (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed August 30, 2007).

(a)(4)	Press release dated September 27, 2007 titled Special Committee of the Board of Directors of Hearst-Argyle Television Recommends Stockholders Reject Hearst Corporation Tender Offer.*
(a)(5)

Consolidated Amended Class Action Complaint titled In re Hearst-Argyle Television, Inc. Shareholder Litigation, Index No. 07-602881, in the Supreme Court of the State of New York, New York County, dated September 20, 2007.*

(a)(6)

Consolidated Amended Class Action Complaint titled In re Hearst-Argyle Television, Inc. Shareholders Litigation, Consolidated C.A. No. 3205-CC, in the Court of Chancery of the State of Delaware, New Castle County, dated September 24, 2007.*

(e)(1)	Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
(e)(2)	2003 Incentive Compensation Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
(e)(3)	2004 Long Term Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 26, 2006).
(e)(4)

2007 Long Term Incentive Compensation Plan (incorporated by reference to Exhibit A to the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007).

(e)(5)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
(e)(6)

Employment Agreement, dated as of December 22, 2005, between the Company and David J. Barrett (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 22, 2005).

(e)(7)

Employment Agreement, dated as of January 1, 2006, between the Company and Steven A. Hobbs (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 10, 2006).

(e)(8)	Employment Agreement, dated as of January 1, 2006, between the Company and Terry Mackin (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed February 10, 2006).
(e)(9)

Amended and Restated Employment Agreement, dated as of January 1, 2005, between the Company and Harry T. Hawks (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(10)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-4 (File No. 333-72207)).

(e)(11)

Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Appendix C the Proxy Statement/Prospectus included in the Company’s Registration Statement on Form S-4 (File No. 333-32487)).

(e)(12)

Amendment No. 1 to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

(e)(13)

Amended and Renewed Option Agreement, dated as of August 29, 2000, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 1, 2005).

(e)(14)

Second Extension to the Amended and Renewed Option Agreement, dated as of August 29, 2004, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 1, 2005).

(e)(15)

Third Extension of the Amended and Renewed Option Agreement, dated as of January 1, 2006, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(16)

Fourth Extension of the Amended and Renewed Option Agreement, dated as of January 1, 2007, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(17)

Amended and Restated Retransmission Rights Agency Agreement, dated as of January 29, 2006, between Lifetime Entertainment Services and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(18)

Lease Agreement dated May 5, 2006, between the Company and Hearst Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(e)(19)

Management Services Agreement, dated as of August 29, 1997, between The Hearst Corporation and Argyle Television, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed October 16, 1997).

(e)(20)

Amended and Renewed Management Services Agreement dated as of August 29, 2000, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 1, 2005).

(e)(21)

Second Extension of the Amended and Renewed Management Services Agreement, dated as of August 29, 2004, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 1, 2005).

(e)(22)

Services Agreement, dated as of August 29, 1997, between The Hearst Corporation and Argyle Television, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed October 16, 1997).

(e)(23)

Amendment No. 7 to Service Agreement, dated as of December 1, 2004, by and between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(e)(24)

Amendment No. 8 to Services Agreement, dated as of January 1, 2006, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(25)

Amendment No. 9 to Service Agreement, dated as of January 1, 2007, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(26)

Studio Lease Agreement, dated as of August 29, 1997, between The Hearst Corporation and Argyle Television, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed October 16, 1997).

(e)(27)

Amendment to Studio Lease Agreement, dated as of August 29, 2000, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed April 1, 2005).

(e)(28)

Second Extension of the Amended Studio Lease Agreement, dated as of August 29, 2004, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed April 1, 2005).

(e)(29)

Third Extension of the Amended Studio Lease Agreement, dated as of January 1, 2006, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(30)

Fourth Extension of the Amended Studio Lease Agreement, dated as of January 1, 2007, between the Company and The Hearst Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

(e)(31)

Pages 6 and 7 under the heading “Proposal 1—Election of Directors Proposal” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*

(e)(32)	Pages 8-11 under the heading “Proposal 2—Incentive Plan Proposal” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*
(e)(33)	Pages 13-17 under the heading “Board of Directors—General Information” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*
(e)(34)	Page 17 under the heading “Executive Officers of the Company” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*
(e)(35)	Pages 18-33 under the heading “Executive Compensation” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*
(e)(36)

Pages 33-36 under the heading “Certain Relationships and Related Transactions” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*

(e)(37)	Pages 37 and 38 under the heading “Principal Stockholders” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on April 3, 2007.*
(e)(38)	Pages 9-11 under the heading “Note 10. Related Party Transactions” of the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2007.*
(e)(39)	Terms of 7.5% Series B Convertible Preferred Shares (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed December 28, 2001).

*                    Filed herewith.

ANNEX A

Ownership of the Company’s Series A Shares

The table below shows the number of Series A Shares beneficially owned as of September 14, 2007 by (i) the Company’s executive officers, (ii) the Company’s directors and (iii) the directors and executive officers of the Company as a group. Unless otherwise indicated, all shares are directly owned.

Name	Number of Series A Shares	Number of Vested Options	Restricted Shares	Total	Number of Unvested Options
David J. Barrett	3,148	719,500	15,000	737,648	314,500
Harry T. Hawks	75,449	240,000	6,250	321,699	125,000
Steven A. Hobbs	-0-	40,000	6,250	46,250	115,000
Terry Mackin	7,479	170,000	6,250	183,729	165,000
Frank A. Bennack, Jr.	25,000	-0-	1,000	26,000	4,000
John G. Conomikes	20,000	-0-	1,000	21,000	4,000
Ken J. Elkins	12,540	31,000	1,000	44,540	9,000
Victor F. Ganzi	50,000	-0-	-0-	50,000	-0-
George R. Hearst, Jr.	15,000	-0-	-0-	15,000	-0-
Bob Marbut	359,861	15,000	2,000	376,861	8,000
William Randolph Hearst, III	10,000	35,000	2,000	47,000	8,000
Gilbert C. Maurer	10,000	-0-	1,000	11,000	4,000
David Pulver	66,656	47,500	3,000	117,156	12,000
Caroline L. Williams	13,946	47,500	3,000	64,446	12,000
Directors and executive officers as a group	669,079	1,345,500	47,750	2,062,329	780,500

A-1

ANNEX B

September 26, 2007

Special Committee of the Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, NY 10019-3789

Members of the Special Committee of the Board:

We understand that on September 14, 2007, Hearst Broadcasting, Inc. (“Subsidiary”), an indirect, wholly-owned subsidiary of The Hearst Corporation (“Parent”), commenced an offer to purchase (the “Offer”) all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc. (the “Company”) not owned by Subsidiary, for $23.50 per share net in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal, each contained in the Tender Offer Statement on Schedule TO (the “Tender Offer Statement” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”). The Offer Documents further provide that if a majority of the outstanding Shares not held by Subsidiary, Parent, Hearst Holdings, Inc. (together with Subsidiary and Parent, “Hearst”), the executive officers and directors of Hearst, the Trustees of The Hearst Family Trust, the Company’s executive officers and the Company’s directors who are elected by Hearst as holders of the Series B Common Stock of the Company (collectively with Hearst, the “Hearst Affiliated Shareholders”) have been tendered into the Offer and the Offer is completed, and Hearst then owns at least 90% of the then outstanding Shares, Hearst intends to effect a subsequent merger (the “Merger”) between the Company and one of Hearst’s wholly-owned subsidiaries, pursuant to which all remaining Shares not held by Hearst will be converted into the right to receive $23.50 per share net in cash. The terms of the Offer and the Merger are more fully set forth in the Offer Documents.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of the Shares pursuant to the Offer is adequate from a financial point of view to such holders (other than the Hearst Affiliated Shareholders).

For purposes of the opinion set forth herein, we have:

1)              reviewed certain publicly available financial statements and other business and financial information of the Company;

2)              reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

3)              reviewed certain financial projections prepared by the management of the Company and discussed such projections with the management of the Company;

4)              discussed the past and current operations and financial condition and the prospects of the Company, including information related to strategic, financial and operational plans, with the management of the Company;

5)              reviewed the reported prices and trading activity for the Shares;

6)              compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

7)              reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)              participated in certain discussions with Parent’s financial advisors;

9)              reviewed the Offer Documents and certain related documents; and

10)       performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without assuming any responsibility or liability for independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational plans, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have assumed that the Offer and any subsequent Merger will be consummated as contemplated in the Offer Documents. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion does not address the relative merits of the Offer as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive fees for our services, a substantial portion of which will become payable upon announcement of an agreed transaction between the Company and Hearst, and upon consummation of the Offer pursuant to which Hearst acquires a majority of the Shares not already held by Hearst. In the ordinary course of our securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of Parent, the Company or any other company or any currency or commodity that may be involved in this transaction or any related derivative instrument.

It is understood that this letter is for the information of the Special Committee of the Board of Directors and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Offer if such inclusion is required by applicable law. This opinion is not intended to be and shall not constitute a recommendation to any holder of Shares as to whether to tender such Shares pursuant to the Offer or take any other action in connection with the Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of Shares pursuant to the Offer is inadequate from a financial point of view to such holders (other than the Hearst Affiliated Shareholders).

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
/s/ RICHARD S. BRAIL
Richard S. Brail
Managing Director

ANNEX C

RECENT TRANSACTIONS

	Date of	Nature of	Type & No. of	Share
Name	Transaction	Transaction	shares	Price ($)	Transaction Type
Terry Mackin Executive Vice President	9/12/07	Acquisition	154 shares of Series A Common Stock	$21.98	Automatic purchase pursuant to the Company’s Employee Stock Purchase Plan.
Frank A Bennack, Jr. Director	8/13/07	Acquisition	1,000 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
	8/13/07	Acquisition	4,000 stock options to acquire Series A Common Stock	$20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
John G. Conomikes Director	8/13/07	Acquisition	1,000 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
	8/13/07	Acquisition	4,000 stock options to acquire Series A Common Stock	$ 20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
Gilbert C. Maurer Director	8/13/07	Acquisition	1,000 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
	8/13/07	Acquisition	4,000 stock options to acquire Series A Common Stock	$20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
William R Hearst, III Director	8/13/07	Acquisition	1,000 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.

	8/13/07	Acquisition	4,000 stock options to acquire Series A Common Stock	$ 20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
Bob Marbut Director	8/13/07	Acquisition	1,000 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
	8/13/07	Acquisition	4,000 stock options to acquire Series A Common Stock	$ 20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
David Pulver Director	8/13/07	Acquisition	1,500 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
	8/13/07	Acquisition	6,000 stock options to acquire Series A Common Stock	$ 20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
Caroline L Williams Director	8/13/07	Acquisition	1,500 shares of restricted Series A Common Stock	$0	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.
	8/13/07	Acquisition	6,000 stock options to acquire Series A Common Stock	$ 20.66	Granted to eligible Non-Employee Directors pursuant to the Company’s 2007 Long Term Incentive Compensation Plan.

Hearst-Argyle
Television, Inc.	8/2/07	Acquisition	25,400 shares of Series A Common Stock	$20.77	Open market purchase pursuant to the Company’s publicly announced share repurchase program.
	8/1/07	Acquisition	33,500 shares of Series A Common Stock	$ 20.69	Open market purchase pursuant to the Company’s publicly announced share repurchase program.
	7/31/07	Acquisition	24,500 shares of Series A Common Stock	$ 20.97	Open market purchase pursuant to the Company’s publicly announced share repurchase program.
	7/30/07	Acquisition	25,700 shares of Series A Common Stock	$ 20.73	Open market purchase pursuant to the Company’s publicly announced share repurchase program.